CERTIFICATE OF QUALIFIED PERSON

I, Rex C. Bryan, Ph.D., do hereby certify that:

1. I am currently employed as a Senior Geostatistician by Tetra Tech, Inc. with a business address of:

   Tetra Tech, Inc.
   350 Indiana Street, Suite 500
   Golden, Colorado 80401
   U.S.A.

2. I graduated with a degree in Engineering (BS with honors) in 1971 and a MBA degree in 1973 from the Michigan State University, East Lansing. In addition, I graduated from Brown University, Providence, Rhode Island with a MS degree in Geology in 1977, and The Colorado School of Mines, Golden, Colorado, with a graduate degree in Mineral Economics (Ph.D.) in 1980.

3. I am a Registered Member (#411340) of the Society for Mining, Metallurgy, and Exploration, Inc.

4. I have worked as a resource estimator and geostatistician for a total of thirty-one years since my graduation from university; as an employee of a leading geostatistical consulting company (Geostat Systems, Inc. USA), with large engineering companies such as Dames and Moore, URS, and Tetra Tech and as a consultant for more than 30 years.

5. I have read the definition of "qualified person" set out in National instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 15, and 23 of the Technical Report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report").

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I have visited and inspected the subject property September 9 and 10, 2011.

9. As of the date of this certificate, to the best of my knowledge, information and belief, those portions of the Technical Report for which I am responsible contain all scientific and technical information required to be disclosed to make the report not misleading.

10. I am independent of Quaterra Resources applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and those portions of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 17th day of January, 2014.

Signature of Qualified Person

Rex C. Bryan
Print name of Qualified Person